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June 18, 2007

VIA DHL AND EDGAR

Re:	Virgin Mobile USA, Inc. – Registration

Statement on Form S-1, File No.: 333-142524

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 4, 2007 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on May 1, 2007 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates financial and other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1

General

1.	It appears that Sprint Nextel and the Virgin Group will be selling shareholders in this underwritten offering of Class A shares issued to them immediately prior to this offering in connection with your reorganization. Please identify these entities as underwriters of the shares they are offering or, in your response letter, provide an analysis supported by the facts as to why you believe they would not be underwriters.

The Registrant notes the Staff’s comments and respectfully advises the Staff that Sprint Nextel and the Virgin Group (collectively, the “selling stockholders”) acquired their interests in the Registrant’s business in 2001 for investment purposes and not with a view to distribution. The economic interests of the selling stockholders in the Registrant’s business will not change as a result of the issuance of the Class A common stock or any other reorganization transactions that are described in the Registration Statement. Neither of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer. Furthermore, as disclosed in the Registration Statement, the Registrant has engaged several investment banks, led by Lehman Brothers, Merrill Lynch and Banc of America, to act as underwriters for this offering. Accordingly, the Registrant respectfully advises the Staff that the Registrant believes the selling stockholders would not be underwriters in respect of this offering. However, the Registrant has revised its disclosure on page 124 to state that the selling stockholders may be deemed underwriters in response to the Staff’s comment.

2.	We note a significant number of blank spaces throughout your registration statement for material information that you are not entitled to omit under Rule 430A, such as the anticipated price range, your unaudited pro forma financial information, the principal amount of securities to be offered, the number of shares beneficially owned by the principal and selling stockholders prior to the offering and information relating to your reorganization. Please note that we will need additional time to review this information when it is included in an amendment and may have additional comments once you have provided this disclosure.

The Registrant has included additional information in Amendment No. 1 in response to the Staff’s comment. In addition, the Registrant respectfully advises the Staff that the Registrant expects to include the remaining information that the Registrant is not entitled to omit under Rule 430A in a subsequent pre-effective amendment to the Registration Statement. The Registrant acknowledges that the Staff will need adequate time to review this information once it is provided.

3.	We also encourage you to file all exhibits with the next amendment to your Form S-1, including, but not limited to, the legality opinion, underwriting agreement, the agreements governing the reorganization transactions, the stockholders’ agreement, the tax receivable agreements, the partnership agreement, the agreements with Sprint and your new senior secured credit facility. We may have additional comments upon review of those documents. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment submitted in connection with the filing of your exhibits.

The Registrant respectfully advises the Staff that it will file the remaining exhibits as soon as possible. The Registrant acknowledges that the Staff will need adequate time to review any requests for confidential treatment submitted in connection with the filing of the Registrant’s exhibits.

Cover Page

4.	Revise to quantify the net proceeds to Virgin Mobile and the selling shareholders, or alternatively, include a footnote to quantify the total expenses that your company will incur in connection with the offering by your company and the selling shareholders. See Regulation Item 501(b)(3).

The Registrant has revised its disclosure on the cover page of the prospectus to quantify the Registrant’s total expenses in connection with this offering in response to the Staff’s comment.

Basis of Presentation, page ii

Market and Industry Data and Forecasts, page iii

5.	Please re-position these sections so that your prospectus summary immediately follows your prospectus cover page and table of contents.

The Registrant has repositioned the above-referenced sections to pages 32-33 so that the prospectus summary immediately follows the prospectus cover page and table of contents.

6.	Please provide us with marked copies of any materials that support data and forecasts based on third-party reports, such as those prepared by the Yankee Group, The Intelligence Group, Market Strategies, Inc., Gallagher Lee Brand Tracking, and Current Analysis, Inc., and include clear cross-references to the factual support underlying each of the statements based on third-party materials. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Also, please provide factual support for your assertion that you are a “leading” provider of wireless communications services.

Simultaneously with the filing of Amendment No. 1, the Registrant is supplementally providing the Staff copies of various third party reports relied upon for the statements in the Registration Statement which were supported by data provided by third parties. The Registrant respectfully advises the Staff that such reports are generally available to subscribers to the services of these third parties and were not prepared specifically for this filing. The Registrant is also supplementally providing the Staff materials supporting the Registrant’s statement that it is a “leading” provider of wireless communications services. The data illustrate that the Registrant is among the ten largest providers of wireless communications services in the United States, as measured by number of subscribers and by revenue.

Excerpts from such third-party sources and other data (collectively, the “Supporting Materials”) have been enclosed for the Staff’s review on a supplemental basis in a separate binder. The portions that support the Registrant’s disclosure are clearly indicated for your convenience. Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrant, we request that the Supporting Materials be returned to the Registrant upon completion of your review thereof. Please call us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

Prospectus Summary, page 1

7.	Please revise your summary disclosure to ensure it provides a balanced picture of your financial condition and the offering, including a brief discussion of the following:

•	your net losses and accumulated deficit, which you should disclose where you disclose your revenues;

•	your liquidity shortfall occurring because of an event of default in the fourth quarter of 2005, resulting in your inability to make timely payments to Sprint Nextel under the PCS services agreement;

•	the fact that most of your losses have been financed by debt rather than equity, with total debt equaling approximately $553 million as of December 31, 2006.

•

challenges associated with your method of business, such as the ease with which customers can terminate their services with you and transfer to other service providers, your reliance on Sprint Nextel and the potential for your costs under your PCS agreement to increase due to a cost plus margin arrangement;

•	the substantial amount of payments you will make to Sprint Nextel in connection with the tax receivables agreement;

•	the extent to which you will compete with other similar companies, such as Boost Mobile, a subsidiary of Sprint Nextel;

•

the dilution to investors in your Class A common stock when limited partnership interests are exchanged for Class A common stock and the Class A shares are sold into the market (as well as when you issue Class A common stock to the Virgin Group in connection with the tax receivables agreement); and

•

the use of the proceeds from the initial public offering of your Class A common stock to compensate Sprint Nextel for selling a percentage of the limited liability company interests in Virgin Mobile USA, LLC, as well as to compensate your related parties and one of the underwriters in connection with the retirement of your Subordinated Secured Revolving Credit Facility.

The Registrant has revised its disclosure on pages 1-5 and 7 to provide a more balanced picture of the Registrant’s financial condition and the offering, where applicable, in response to the Staff’s comment.

8.	Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced and accurate description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is more appropriate for discussion in the Business section. For example, consider eliminating or substantially reducing the discussion of your business strengths and strategy, which is more appropriate for your business section. Also reduce the summary of the reorganization transactions to the most material aspects of the reorganization from the standpoint of investors in your Class A common stock. For example, rather than summarizing the legal mechanics of the transaction, highlight the business and other reasons for the complicated structure, the effect the reorganization will have on the ownership and control of the registrant and its operating partnership, the impact of the resulting structure on shareholders’ rights, the impact of sharing tax benefits with Sprint Nextel and the Virgin Group, the possible dilution to investors in Class A common stock, etc. These are just examples. We may have further comments once you have revised and reduced your summary.

The Registrant has revised its disclosure on pages 1-9 to decrease the length of the summary and to provide a concise description of the most material aspects of the Registrant and the offering, in response to the Staff’s comment.

Reorganization Transactions, page 7

9.	In your response letter, tell us why you structured the consideration to be paid to Sprint Nextel for its interest in Virgin Mobile USA, LLC to consist of,

•	Class A common shares that Sprint Nextel will sell for cash in the offering, and

•	cash paid from the net proceeds from your sales of Class A common stock in the offering.

The Registrant respectfully advises the Staff that the transfer of a portion of Sprint Nextel’s interest in Virgin Mobile USA, LLC to the Registrant in exchange for its Class A common stock is intended to permit the reorganization transactions to qualify for tax-free treatment. The sale of a separate portion of Sprint Nextel’s interest in Virgin Mobile USA, LLC to the Registrant for cash is expected to result in a stepped-up tax basis to the Registrant and generate potential benefits to Sprint under the tax receivable agreement it has with the Registrant.

Risks Related to Our Class A Common Stock and this Offering, page 30

“We may be required to make payments to the underwriters.”, page 33

10.	We note that you have agreed to indemnify the underwriters for the failure of participants in the directed share program to pay for and accept delivery of the shares they have agreed to purchase. In light of this indemnification obligation, tell us in your response letter why you believe that the offering is being made on a firm commitment basis.

The Registrant respectfully advises the Staff that the Registrant believes the indemnity provision (the “Indemnity Provision”) relating to the shares to be sold in the directed share program is consistent with a firm commitment underwriting. A firm commitment underwriting is one in which the underwriters make an outright purchase of the securities from the issuer, and therefore bear the risk of loss on any unsold portion of the offering. In The First Boston Corporation (September 3, 1985) no-action letter, the Staff suggested potential factors that could change the nature of an underwriting from a firm commitment underwriting to a best efforts underwriting include arrangements that allow an underwriter “to terminate its obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities market in general, or (2) an inability to market the securities.”

Once the Registrant and the underwriters enter into the underwriting agreement, the underwriters will be obligated on a firm commitment basis to purchase all shares being sold in the offering, including shares to be sold in the directed share program, and will therefore bear the risk of finding buyers for all such shares. This obligation will be unaffected by the failure of any participant in the directed share program (“Participant”) to pay for and accept delivery of the shares. Even if a Participant so fails, the underwriters will not have any option not to purchase the shares that such Participant would have ultimately purchased (an underwriting “out”). The absence of such an out is consistent with a firm commitment underwriting. The fact that the Indemnity Provision is in place to indemnify the underwriters for defaults by the Participants does not change the fact that the underwriting is on a firm commitment basis and that underwriters will be obligated to purchase all the shares in the offering, including the directed share program, and are at risk if they cannot find purchasers for all such shares. Therefore, unlike the market-out provisions at issue in The First Boston Corporation, the Indemnity Provision here does not in any way alleviate the obligation of the underwriters to purchase all the shares in directed share program at the price agreed in the underwriting agreement.

The underwriting agreement will provide that any directed shares not affirmatively reconfirmed for purchase by any Participant on the first business day following the date of the underwriting agreement or otherwise are not purchased by such persons will be offered by the underwriters to the public upon the terms and conditions set forth in the prospectus relating to the offering. This is consistent with the underwriters' duty to find a purchaser for such defaulted-on shares at the offering price in order to mitigate the damages they would suffer as a result of such default. See Morgan Stanley High Yield Securities, Inc., v. Seven Circle Gaming Corporation, 269 F. Supp. 2d 206, 222 (S.D.N.Y. 2003) (noting that seller of securities had the duty to attempt to sell such securities to another purchaser in order to minimize its damages suffered as a result of the purchaser’s breach of its obligation to purchase the securities). In this scenario, the indemnified loss would be measured by the difference, if any, between the public offering price and the actual resale price of such shares, a very different outcome that would occur in a "best efforts" offering where a buyer failed to accept delivery of shares.

The lead underwriters have advised the Registrant that they believe they will be firmly committed to purchase all securities in the offering when they execute the underwriting agreement. Moreover, the lead underwriters have indicated that the Indemnity Provision is commonly used by issuers in firm commitment offerings that include a directed share program.

Unaudited Pro Forma Financial Information, page 40

11.	We will continue to review your pro forma financial statements once they are completed. We may have further comments regarding the adjustments relating to your reorganization transactions, the refinancing, and the offering.

The Registrant acknowledges the Staff’s comment.

12.	We note that you will treat the reorganization transaction as a reorganization of entities under common control. It is unclear to us why you state that Bluebottle USA investments L.P., VMU GP, LLC, and Virgin Mobile USA, LLC are entities under common control. In this regard, we note that Sprint Nextel does not control Bluebottle USA Investments L.P and its subsidiaries VMUI, Inc. and Bluebottle USA Holdings L.P. prior to the transaction. Please clarify your statement and your basis for this accounting treatment.

The Registrant respectfully advises the Staff that the Registrant inadvertently referred to the reorganization transactions as a reorganization of entities under common control rather than one of a non-substantive exchange. The Registrant acknowledges that Sprint Nextel does not control Bluebottle USA Investments L.P. and its subsidiaries, VMUI, Inc. and Bluebottle USA Holdings L.P. prior to the reorganization transactions, and will clarify the common control statement in Amendment No. 1.

The Registrant’s accounting basis for the reorganization transactions is premised on a non-substantive exchange in order to facilitate the initial public offering of the Registrant. The Registrant believes the exchange is non-substantive in that the Virgin Group and Sprint Nextel will continue to maintain their previous management and governance rights over Virgin Mobile USA, LLC (which will be converted into Virgin Mobile USA, L.P.) after the reorganization transactions and all investors will maintain the same economic rights and ownership percentages in Virgin Mobile USA, L.P. after the reorganization transactions as before, therefore making carryover basis appropriate. The Registrant believes the support for accounting for non-substantive exchanges at carryover basis is found in FASB Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations, par. 6. The Registrant also notes this is consistent with an UPREIT transaction addressed in EITF 94-2, Treatment of Interests in Certain Real Estate Investment Trusts, whereby a sponsor contributes assets (real estate) and related debt to an operating partnership in exchange for a limited partnership interest in the operating partnership.

To arrive at this conclusion, the Registrant examined the accounting treatment for the reorganization transactions and determined a change in control had not occurred as a result of the reorganization transactions. Following the reorganization transactions, Virgin Mobile USA, LLC will be controlled by the Registrant; however, the ownership and economic interests of Sprint Nextel and the Virgin Group in Virgin Mobile USA, LLC (directly or through Virgin Mobile USA, Inc.) will be consistent with their original ownership and economic interests.

The Registrant also considered if the reorganization transactions constituted a downstream merger. Based on the facts of the relationship prior to the reorganization transactions, a Parent/Subsidiary relationship did not exist; therefore, the Registrant concluded the reorganization transactions did not constitute a downstream merger.

In forming the structure to facilitate the initial public offering, care was taken to ensure all parties involved had the same economic interests after the reorganization transactions and prior to any additional sale of stock either through the public or through the Registrant. In order to achieve this balance, tax receivable agreements were developed for both Sprint Nextel and the Virgin Group. The tax receivable agreements contemplated that the Registrant could receive the tax benefit in the future from net operating losses previously owned by the Virgin Group that resided within the Bluebottle Holdings USA L.P. entity. Additionally, the Registrant could also benefit from a step-up in tax basis that would result from the sale by Sprint Nextel of a portion of its interest in Virgin Mobile USA, LLC to the Registrant for cash and from the future conversions of Sprint Nextel’s limited partnership interest in Virgin Mobile USA L.P. into shares of Class A common stock of the Registrant. The tax receivable agreements generally allow both Sprint Nextel and the Virgin Group to recoup in the form of cash (Sprint Nextel), Class A common stock or preferred stock (the Virgin Group) any tax savings that Virgin Mobile USA, Inc. may receive as a result of the reorganization transactions or subsequent conversion of partnership interests by Sprint Nextel. The result of the tax receivable agreements is to pass through the tax benefits the Registrant would receive that results from the reorganization actions of its principal equityholders such that the actions have no material economic impact on the Registrant as the consideration it remits to either Sprint Nextel or the Virgin Group would essentially equal any tax liability it would have otherwise been required to pay in the form of taxes absent the reorganization transactions.

Since the result of the reorganization transactions keeps each equityholder in substantially the same position, the Registrant concluded that the reorganization transactions are not substantive and should be accounted for based on existing carrying amounts. In addition, any future exchanges by Sprint Nextel of its limited partnership units for shares of Registrant’s Class A common stock should be considered a recapitalization-restructuring at historical cost consistent with the conclusions reached in EITF 94-2 and 95-7.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 46

13.	Refer to adjustment (e). We note that Virgin Mobile, USA will incur taxes on your proportionate share of any net taxable income of Virgin Mobile USA, L.P, which will be allocated to the partners pro rata in accordance with their respective partnership units. This statement appears inconsistent with your disclosure on page 9 that you will be allocated a disproportionate share of taxable income with respect to your interest in Virgin Mobile USA, L.P. Please revise this disclosure to clarify or advise.

The Registrant has revised its disclosure on page 37 in response to the Staff’s comment.

14.	Refer to adjustment (g). Explain for us in more detail how you applied the guidance in SFAS 128 and EITF 03-6 in determining that you are not required to present separate earnings per share information for the Class B common stock.

The Registrant respectfully advises the Staff that although FAS 128 requires the use of the two-class method of computing earnings per share for companies with participating securities or multiple classes of common stock, the Registrant has not presented separate earnings per share information for the Class B common stock for the following reasons:

•	The Class B common stock only has voting rights, but no economic rights. It does not participate in any of the Registrant’s earnings or losses and is not entitled to any dividend rights.

•

Based on the application of SFAS 128 and EITF 03-6, the earnings per share value for the Class B common stock would always be $0. The Registrant believes that if this figure was presented on the face of the Statement of Operations, it would not be meaningful to investors.

The shares of Class A common stock and Class C common stock have identical economic and equivalent dividend rights and therefore, per EITF 03-6, they will be presented on a combined basis in earnings per share.

In addition, the Registrant has updated the disclosure in note (g) to its Unaudited Pro Forma Condensed Consolidated Statements of Operations to clarify that the Class B common stock does not participate in the Registrant’s earnings or losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

15.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as:

•	the decrease in your net customer additions over the fiscal years ended December 31, 2004 through December 31, 2006;

•	whether you anticipate that trends in ARPU, CCPU and CPGA will continue;

•

the amount of debt that you will incur in connection with your reorganization, as well as the additional debt you may be required to incur if you are unable to meet your obligations under the tax receivables agreement with Sprint Nextel;

•

the fact that third-party PCS affiliates have the right, in July 2008, to stop permitting new customers to activate services in their regions, and also have the right (under certain circumstances) to stop providing services to your customers; and

•

the continuing obligations you will owe to your related parties, including the payments you will be required to make under the PCS services agreement, the trademark license agreements, and the master services agreements.

The Registrant has expanded its discussion of known trends and uncertainties that could materially affect the Registrant’s operations in the future on pages 58-60, 65-70, 78-79 and 82 in response to the Staff’s comment.

16.	We note your expectation that the per-minute rate paid to Sprint Nextel will decrease as the number of your customers and the volume of minutes you purchase increases over time. Revise to clarify whether the converse is also true, i.e., whether you will be required to pay a higher per-minute rate to Sprint Nextel as the number of your customers decreases over time. In this regard, we refer you to your disclosure on page 59 that the net customer additions have decreased over a three-year period and that the churn rate has increased over the same three-year period.

The Registrant has revised its disclosure on page 59 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 55

Inventory, page 56

17.	We note that you typically sell your handsets for less than their book value and that you expense the costs of the handset at the time of sale. Tell us your consideration of ARB 43, Chapter 4, Statement 5, in determining this accounting policy.

The Registrant respectfully advises the Staff that while the sale of handsets is an integral part of the Registrant’s business and the wireless communications industry in general, the Registrant is primarily in the business of providing service, rather than equipment. As part of its strategy to acquire new customers and retain existing customers, the Registrant discounts or subsidizes handsets sold by listing the handsets at a retail price below Registrant’s acquisition cost. The Registrant believes that these subsidies, similar to marketing expenses, serve to attract new customers and, through the use of replacement handsets, increase the length of time consumers remain customers of the Registrant and continue to purchase service airtime, which is how the Registrant earns its operating profits. For retail partners that sell handsets on a consignment basis, the Registrant recognizes direct costs for handsets as costs of sales when the handsets are sold to the end user. For other retail partners, the Registrant recognizes these costs as costs of sales when title passes to the retailers.

ARB 43 states a departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. The Registrant believes the utility of its handsets is greater than their cost, for the following reasons:

•

The Registrant uses the handset subsidy as an incentive for customers to subscribe to its service. These arrangements are designed to be profitable over the estimated life of the customer relationship and as such, there is no economic loss on the handset. The Registrant believes that unless the total arrangement is expected to result in a loss, a write-down of inventory should not be recognized in advance of selling the handset to the customer.

•

The Registrant analyzes the carrying value of its inventory on a periodic basis which includes turnover and recent replacement cost trends. If handsets are determined to be obsolete or slow moving or if a decline in replacement value is observed based on recent replacement cost pricing trends, the carrying value of the current inventory is written down to the net realizable value, determined as the new replacement cost.

Results of Operations, page 58

Key Performance Metrics, page 58

18.	Please clarify how you calculate churn. For example, explain how you calculate the weighted average number of customers. In addition, clarify, if true, that you are presenting average monthly churn. Furthermore, please provide an expanded discussion of why you include customers based on a period of 150 days of inactivity, rather than a shorter period (such as 90 days). In this regard, clarify how your calculation of your number of customers and rate of churn are affected by your use of a 150 day cut-off rather than a shorter period of time.

The Registrant respectfully advises the Staff that Churn is used to measure customer turnover on an average monthly basis. Churn is calculated as the ratio of the net number of customers that disconnect from the Registrant’s service during the period being measured to the weighted average number of customers during that same period, divided by the number of months during the period being measured. The net number of customers that disconnect from the Registrant’s service is calculated as the total number of customers who disconnect less certain adjustments, such as any customer that has replaced one of the Registrant’s handsets with another one, retailer returns (after activation), customers who have reactivated and fraudulent activations. These adjustments are applied in order to arrive at a more meaningful measure of Churn. The weighted average number of customers is the sum of the average number of customers for each day during the period being measured divided by the number of days in that period. Churn includes those prepaid customers whom the Registrant automatically disconnects from its service when they have not replenished, or “topped-up,” their accounts, for 150 days as well as those monthly customers whom the Registrant automatically disconnects when they have not paid their monthly recurring charge for 150 days (except for such monthly customers who replenish their account for less than the amount of their monthly recurring charge and, according to the terms of the Registrant’s monthly plans, may continue to use Registrant’s services on a pay-by-the-minute basis), and such customers who voluntarily disconnect from the Registrant’s service prior to reaching 150 days since replenishing their account or paying their monthly recurring charge.

The Registrant utilizes 150 days in its calculation as the last day of that period represents the last date, under any plan, upon which a customer who “tops-up” or replenishes their account is still permitted to retain the same phone number. Such calculation is consistent with the terms and conditions of the Registrant’s service offering.

Under the terms and conditions of the Registrant’s service offering for its prepaid customers after 90 days from a prepaid customer’s last replenishment, the use of their phone is denied and any calls that are attempted to be made (other than 911) are routed to the Registrant’s customer call center where the customer is advised to replenish her account to avoid losing her telephone number. The customer can regain service without losing her telephone number if the account is replenished within the subsequent 60 days (150 days from the last replenishment date). Failure to replenish the account during the 60 day period results in the customer losing her telephone number and being classified as inactive and churned. For monthly customers, use of the mobile phone is denied after 30 days from their last monthly recurring charge payment if no balance remains in their account. If the customer has a sufficient balance remaining after 30 days, she may continue to use the Registrant’s services at its standard pay-per-minute rate. In either case, the monthly customer is given a 120 day grace period in which to pay her monthly recurring charge and avoid losing her telephone number (except for such monthly customers who replenish their account for less than the amount of their monthly recurring charge and, according to the terms of the Registrant’s monthly plans, may continue to use Registrant’s services on a pay-by-the-minute basis). As the Registrant’s experience indicates a significant number of its customers whose service has been denied after the 90 (or 30 days in the case of monthly customers) day period reactivate their accounts in the subsequent 60 (or 120) day grace period, the Registrant believes that using a shorter cut-off period (such as 90 days, without subsequent grace period) would result in an understatement of its number of customers and a corresponding overstatement of its Churn. The Registrant also believes that those customers who still have a balance on their account on the 90th (or 30th) day and are still actively using the service but have not replenished their account for 90 (or 30) days should not be counted as churned since they typically replenish their account and continue using its service. Therefore, the Registrant believes that using a 150 day cut-off is more representative of its customer retention.

In addition, the Registrant has revised its disclosure on pages 12, 53, 59 and 65-66 in the “Summary Financial and Other Data”, “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comment.

19.	Since you present a measure labeled as “Adjusted EBITDA” as a measure of operating performance, it is generally not appropriate to exclude “Depreciation and amortization,” “Interest expense,” “Non-cash compensation expense,” “Equity issued to a member,” and “Debt extinguishment costs” since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfag.htm>. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

•	the manner in which management uses the non-GAAP measure to conductor evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation here and throughout the filing as appropriate.

The Registrant has revised its disclosure on pages 12-13, 53-54, 66-67 and 75-76 in response to the Staff’s comment.

Liquidity and Capital Resources, page 68

20.	Revise to clarify whether your cash from borrowings will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company’s ability to meet its long-tern liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

The Registrant has revised its disclosure on pages 78-79 in response to the Staff’s comment.

Liquidity, page 70

Credit Facilities, page 70

21.

Revise to quantify, if possible, the mandatory prepayments you estimate you may be required to make as a result of receiving proceeds from your initial public offering. Define the term “excess cash flow” and disclose how the proceeds from this offering would come within that definition. Clarify whether these prepayments will be in addition to the payments you make to the lenders under the existing credit facility in connection with the retirement of that facility and the entry into a new senior secured credit facility and revolving line of credit, and disclose when (i.e., in which quarter of your fiscal year) you anticipate making the mandatory prepayments.

The Registrant respectfully advises the Staff that it expects to use all of the net proceeds to the Registrant from this offering, together with the borrowings under the Registrant’s new senior secured credit facilities that the Registrant expects to enter into concurrently with the consummation of the offering, to repay the Registrant’s existing senior secured credit facility concurrently with the consummation of this offering. No proceeds from this offering will be used to make mandatory prepayments of the new senior secured credit facilities. In addition, the Registrant has revised its disclosure on pages 81-82 in response to the Staff’s comment.

22.	We note that because of an event of default occurring in the fourth quarter of 2005, you did not have access to your revolving credit facility and were unable to make required payments under your PCS services agreement with Sprint Nextel—an agreement that forms the core of your operations. Expand your discussion in this section to analyze, in greater detail, the borrowings you will make under your new credit agreements, and how the funds you will receive from those borrowings (less the funds from your credit facilities you will use to retire your existing revolving credit facilities) will be used to fulfill your obligations under your various agreements with Sprint Nextel and the Virgin Group. See Section IV.A of Release No. 33-8350. For example, identify each of the agreements with Sprint Nextel and the Virgin Group that will require payments you plan on financing with your borrowings under the new credit facilities. Analyze the extent to which an event of default under your new credit facilities would impact your ability to make payments under your agreements with your related parties.

The Registrant has revised its disclosure on pages 81-82 in response to the Staff’s comment.

23.	We note your cross-reference to the detailed summary of the terms of your existing credit facilities. However, the summary appears to focus on general descriptions of, for example, the covenants restricting your ability to incur additional indebtedness, as well as certain financial covenants you are required to maintain. Please note the Commission’s statement that if “covenants limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance.” See Section IV.C of Release No. 33-8350. If appropriate, revise to quantify the minimum working capital, net service revenue, and fixed charge coverage ratio, as well as the maximum consolidated leverage ratio that you are required to maintain under your existing credit facility and new credit facility. Disclose how each of those covenants is defined. Disclose your working capital, net service revenue, fixed charge coverage ratio, and consolidated leverage ratio as of March 31, 2007. Quantify the other material restrictions on your ability to, for example, incur or repay additional indebtedness, make capital expenditures, or sell assets.

The Registrant notes the Staff’s comment and respectfully advises the Staff that the Registrant expects to repay the existing senior secured credit facility concurrently with the consummation of this offering. Accordingly, the Registrant believes that additional disclosure of the terms of, or ratios under, the existing senior secured credit facility and subordinated facility is not relevant for the investors. The Registrant respectfully advises the Staff that the Registrant expects to revise its disclosure to discuss the key financial covenants of the new senior secured credit facilities in a subsequent pre-effective amendment once the terms of the new senior secured credit facilities have been determined.

Contractual Obligations, Commitments and Contingencies, page 71

24.	Please consider providing another table giving effect on a pro forma basis to your reorganization and the offering to the extent that the current table does not materially reflect your debt obligations and cash flows going forward.

The Registrant notes the Staff’s comments and respectfully advises the Staff that the Registrant believes the disclosure in footnotes (1) and (2) to the table on page 82 of the Prospectus to be sufficient to illustrate, on a pro forma basis, the effect of the reorganization transactions and this offering on the Registrant’s long-term debt. The Registrant does not expect its disclosure in the above-referenced table relating to operating lease or purchase obligations to materially change as a result of the reorganization transactions and this offering. In addition, the Registrant has revised its disclosure on page 82 in response to the Staff’s comment.

Business, page 77

Sales and Distribution, page 82

25.	We note your disclosure that sales through your third party retail distribution channels represented approximately 97% of your total sales revenues and that your four largest distribution partners accounted for a substantial majority of your sales. Please disclose any distribution partners that accounted for more than 10% of your sales revenues in your last fiscal year and any interim period. Refer to Regulation S-K Item 101(c)(1)(vii). In addition, discuss your reliance on these distribution partners and any trends in this regard in your management’s discussion and analysis.

The Registrant has revised its disclosure on page 94 to disclose the Registrant’s distribution partners that accounted for more than 10% of the Registrant’s total sales revenues in the fiscal year ended December 31, 2006 and the quarter ended March 31, 2007 in response to the Staff’s comment. The Registrant respectfully advises the Staff that it conducts business with Wal-Mart on both a direct and an indirect basis. Sales of handsets are by means of direct sale or consignment to Wal-Mart or its affiliates. Sales of Top-Up cards to Wal-Mart are effectuated through Wal-Mart’s placement agent on a pass-through basis. The Registrant believes that it would be misleading to distinguish between revenues generated directly, by sale or consignment of handsets to Wal-Mart, and those generated indirectly, by pass-through sale to Wal-Mart’s placement agent. Accordingly, the Registrant’s disclosure in response to Comment 25 relating to Wal-Mart reflects the aggregate total of the Registrant’s directly and indirectly-generated Wal-Mart revenues.

In addition, the Registrant has revised its disclosure on page 60 to discuss its relationship with these distribution partners in the management’s discussion and analysis.

Customer Care, page 85

26.	We note your list of awards on page 85. Please briefly explain the criteria and other methods used in conferring the awards. For example, clarify how the third parties chose the companies and/or services for the awards. As another example, explain whether you were independently chosen or whether you submitted yourself for the awards. In addition, clarify whether you hired Market Strategies Inc. to conduct the surveys whose results you cite.

The Registrant respectfully advises the Staff that it (1) has no affiliation with J.D. Power and Associates or PC Magazine, (2) was independently chosen for each of the awards referred to in the Registration Statement and (3) did not submit itself for award consideration. The Registrant has no definitive knowledge as to the criteria applied by the award providers, but understands that websites of both J.D. Power and Associates and PC Magazine provide certain information regarding their respective methodologies. In regard to Market Strategies, Inc., the Registrant respectfully advises the Staff that it has engaged that firm to conduct market and customer-related research on its behalf since 2003. The Registrant has revised its disclosure on page 89 to disclose that relationship.

Management, page 94

Directors and Executive Officers, page 94

27.	It appears that you intend to identify the other directors who will serve on your board of directors when the board’s size is expanded to ten seats. Please tell us when you expect to disclose your future board member’s identities and, as applicable, to file each person’s consent to be so named. See Rule 438 of Regulation C.

The Registrant has revised its disclosure on pages 106-107 to identify three additional directors. Each of such directors signed Amendment No. 1; accordingly the Registrant did not file such individuals’ consents to be named in the Registration Statement. The Registrant respectfully advises the Staff that it expects to identify the remaining directors or director nominees in a subsequent pre-effective amendment to the Registration Statement. The Registrant will file director nominees’ consents to be named in the Registration Statement, if applicable.

Composition of the Board.... page 95

28.	Explain the controlled company exception in clear language.

The Registrant has revised its disclosure on page 107 to explain the controlled company exception in response to the Staff’s comment.

Director Compensation, page 97

29.	So that readers may better understand the material factors of your director compensation, please explain how you chose the cash and restricted stock values to be paid to your directors.

The Registrant has revised its disclosure on pages 110-111 to explain how the Registrant chooses the cash and restricted stock values to be paid to its directors in response to the Staff’s comment.

Compensation Discussion and Analysis, page 97

30.	We note your reliance on numerous acronyms and abbreviated terms, such as LTV, CPGA, AIP, SIP, and ARPU, that make portions of your compensation discussion and analysis more difficult to follow. Please consider explaining these terms and reducing their use to make your discussion easier to understand.

The Registrant has revised its disclosure on pages 111-112 to explain the above-referenced acronyms and abbreviated terms and has reduced their use in response to the Staff’s comment.

Executive Compensation Philosophy and Objectives, page 97

31.	We note your disclosure on page 97. Please identify the specific elements benchmarked, including whether you benchmarked total compensation. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the “companies in related industries of comparable size and organizational structure” against which you benchmarked your individual compensation packages. Also identify each company’s respective industry. See Regulation S-K Item 402(b)(2)(xiv).

The Registrant has revised its disclosure on page 110 in response to the Staff’s comment. The companies against which the Registrant has benchmarked its individual compensation packages have been provided to the Staff as part of the Supplemental Materials. Given the large number of such companies (over 200), the Registrant respectfully submits that identifying the names and respective industries of each company in the Registration Statement would not be meaningful to investors.

32.	We note your reference to “certain” incentive compensation that is tied to metrics “such as” those listed. Please identify the specific incentive compensation and all of the metrics used to determine that compensation.

The Registrant has revised its disclosure on pages 110-112 to identify the specific incentive compensation and all of the metrics used to determine compensation in response to the Staff’s comment.

33.

With regard to the market data provided by Towers Perrin, identify the type of data provided to the board, disclose how the data factored into the compensation committee’s decisions about the elements of compensation and the amount of each element to be awarded in 2006 to each of the named executive officers, and identify the financial periods for which the compensation committee called upon Towers Perrin “to determine or recommend the amount or form of our executive and director compensation.” Also revise to disclose whether you intend to use Towers Perrin to assist the compensation committee in setting compensation levels in the future.

The Registrant has revised its disclosure on page 110 in response to the Staff’s comment.

Elements of Compensation, page 98

34.	Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to your named executive officers. Your current discussion only appears to discuss the material terms of your compensation plans for all eligible employees.

The Registrant has revised its disclosure on pages 110-112 in response to the Staff’s comment.

35.	When discussing each element of your named executive officers’ compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, disclose, in greater detail, how each of “executive responsibilities, training and experience, along with competitor compensation data and market demand” specifically factored into the board’s calculation of each named executive officer’s base salary. Clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the Annual Incentive Plan. Disclose how you define “individual performance and an employee’s value to us” when determining the amount to be awarded under the 2006 SAR Plan. These are merely examples. You should revise your Compensation Discussion and Analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

The Registrant has revised its disclosure on pages 110-112 in response to the Staff’s comment.

36.	Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with an analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Similarly address the undisclosed company performance target and threshold levels in the following subsection regarding long-term incentive compensation.

The Registrant respectfully advises the Staff that the Registrant’s Annual Incentive Plan is based on both business and individual performance targets. The size of the Registrant’s Annual Incentive Plan bonus pool depends on two metrics: (1) life time value, which is a measure of longer term growth based on average revenue per user, cash cost per user, churn, gross additions, and cost per gross addition; and (2) EBITDA, as adjusted and defined in the Annual Incentive Plan, which reflects short-term financial performance. The Annual Incentive Plan defines EBITDA as earnings before interest, tax, depreciation, amortization and certain compensation expense, as defined, adjusted to reflect additional variable costs from gross additions in excess of those contemplated by the Registrant’s annual business plan, net of service margin associated with those gross additions. The Registrant establishes new targets annually, based on a Board-approved business plan.

The compensation committee annually reviews the applicable metrics and their relative weight in determining the size of the bonus pool. The weight the compensation committee affords the life time value and EBITDA metrics in the Registrant’s bonus plans has changed each year since the Registrant’s launch based on the development of the Registrant’s business and the overall interests of its stockholders.

In earlier years, the Registrant’s primary corporate focus was growing its business, including its customer base. Consequently, the life time value metric (being a measure of longer-term growth, revenue and profits) constituted a greater percentage of the Registrant’s bonus plans. In the last several years, the Registrant’s corporate focus has shifted from simply growing its business to becoming profitable and sustainable. With this shift in focus, the compensation committee has placed greater emphasis on EBITDA.

In 2005, the Annual Incentive Plan was entirely based on life time value-related considerations, to the exclusion of EBITDA. For 2006, life time value was weighted at 70% and EBITDA at 30%. For 2007, both life time value and EBITDA are weighted equally at 50%.

The Registrant respectfully submits to the Staff that while disclosing its general approach to setting performance targets relating to its Annual Incentive Plan would not pose any difficulty, the specific data used in such calculations and the qualitative judgments made based on such data are particularly sensitive. Such data, if disclosed, would effectively enable competitors to ascertain the Registrant’s short-term business priorities, and its performance targets, and its confidential analysis of its evolving competitive position as relates to particular competitors and the wireless communications industry in general. This would put the Registrant at a competitive disadvantage.

Due to the sensitive nature of the data in question and the risk of competitive harm to the Registrant were such data relating to its internal confidential analyses to be made public, the Registrant respectfully submits that such information should be afforded confidential treatment.

In addition, the Registrant respectfully advises that Staff that it has revised its disclosure on page 112 in response to the Staff’s comment, and has included an assessment of the relative difficulty and likelihood of meeting annual performance targets or threshold levels as required by Instruction 4 to Regulation S-K 402(b).

37.	With respect to your summary of the 2005 Debt Bonus Plan, please further discuss the purpose of this plan, clarify how it fits into your overall compensation objectives, and address the specific amounts awarded under the plan.

The Registrant has revised its disclosure on page 112 to discuss the purpose of the 2005 Debt Bonus Plan, clarify how it fits into the Registrant’s overall compensation objectives, and address the specific amounts awarded under the Plan in response to the Staff’s comment.

38.	Please provide a discussion of actions regarding executive compensation that were taken after your fiscal year end. In this regard, we note that Mr. Schulman was granted restricted stock units as of February 14, 2007. We also note that you intend to grant non-qualified stock options to management under the Omnibus Share Plan upon consummation of this offering. See Instruction 2 of Regulation S-K Item 402(b).

The Registrant has revised its disclosure on pages 112-113 and 115-116 in response to the Staff’s comment.

39.	Discuss why the dollar value of option awards to Jonathan Marchbank are significantly higher than the option awards to the other executive officers listed in the summary compensation table. Also discuss the retention and sign-on bonuses awarded to specific named executive officers.

The Registrant has revised its disclosure on pages 118 in response to the Staff’s comment.

40.	Revise to discuss, in greater detail, the June 2006 options repricings. Also explain the option exercise prices disclosed in the tables on pages 104 through 105 and clarify whether (and how) those exercise prices will be adjusted to show their corresponding values under your new corporate structure so that readers may compare the exercise prices to the offering price of your common stock.

The Registrant has revised its disclosure on pages 113-114 and 121-122 in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 110

41.	We note your disclosure regarding your written policies for approval of related party transactions. Please expand your disclosure to discuss the standards applied under these policies. Also clarify whether these policies were applied to your reorganization transactions. See Regulation S-K Item 404(b).

The Registrant has revised its disclosure on page 126 to discuss the procedures for approval of related party transactions that will apply following the consummation of this offering. The Registrant respectfully advises the Staff that the related party transactions and agreements described in the Registration Statement will be entered into prior to the consummation of this offering and, accordingly, will not be subject to those policies.

Underwriting, page 136

42.	We note your statement that an unidentified entity may consent to the release of the securities subject to the 180 day lock-up period. Revise to disclose what factors the unidentified entity will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

The Registrant has revised its disclosure on pages 153-154 in response to the Staff’s comment.

Virgin Mobile USA, LLC Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Use of Estimates, page F-7

43.	You state that breakage revenue is one of your most significant estimates. Tell us and disclose your policy for recognizing breakage revenue. In this regard, we note at page 55 that you recognize revenue from Top-Up cards that have not been used to replenish a customer’s account upon expiration, which is one year from the date of purchase. Clarify the instances in which you recognize revenue prior to expiration and your methodology for determining breakage revenue.

The Registrant respectfully advises the Staff that the Registrant only recognizes revenue from Top-Up cards that have not been used to replenish a customer’s account upon their expiration. The expiration period is usually one year from the date of purchase and is included in the terms and conditions which are printed on each card. The Registrant does not estimate this breakage revenue; it is only recognized at the point the card expires. Therefore, the Registrant has not modified its revenue recognition accounting policy and has removed its reference to breakage revenue as one of its most significant estimates on page F-7 of its Financial Statements.

Payments to Customers/Resellers, page F-9

44.	We note that you make payments to retail partners for cooperative advertising and commissions. Please address the following items:

•	describe your commission structure for us in more detail, including the nature of the activities for which you pay commissions;

•	tell us the identifiable benefits that you receive from these payments and how you determine the fair market value of these benefits under EITF 01-9;

•

we also note at page 55 that you pay commissions to retailers upon the sale of Top-Up cards to customers. Tell us how you applied the guidance in EITF 01-9 in determining how to classify these commissions;

•	tell us whether you pay commissions to retailers for the sale of handsets; and

•

in addition, tell us whether your retailers incur losses on the sale of handsets to end customers. In this regard, describe for us in more detail your price protection arrangements and the circumstances under which you make such reimbursements. Tell us whether the retailers are responsible for establishing the price at which they sell their handsets to end customers.

The Registrant respectfully advises the Staff that it pays commissions to retailers for handset support funds and for Top-Up card sales as follows:

•

Handset support funds are based on the number of handsets sold by the retailer to the end user. The Registrant reflects this charge as a reduction of equipment revenue based on EITF 01-9 paragraph 9 since the Registrant does not receive an identifiable benefit in exchange for the handset support paid, thus, it is a reduction of the purchase price paid by the retailer. The handset support funds are recorded at the time the related handset revenue is recognized.

•

Top-Up card sales commissions are commissions that are based upon contractual relationships with individual retailers based on a percentage of the face value of the Top-Up cards sold by the retailer. When the end user purchases the card, the Registrant defers these costs and amortizes the costs to selling expense in future period(s) as the service revenue is recognized. The retailer is not the Registrant’s customer as it relates to service revenues (Top-Up cards), as these services are earned as its customers use minutes; therefore, the commissions paid represent an acquisition cost of a new arrangement (i.e. Top-Up, which results in future service revenues). The Registrant evaluated EITF 01-9 and determined that this commission transaction does not represent an incentive given by a vendor to a customer, as it is not given to its customer but rather is paid to a retailer, who is acting as the Registrant’s agent.

Co-operative advertising are funds provided to certain retailers used to promote the sale of the Registrant’s product. The identifiable benefits the Registrant receives from its co-operative advertising include placement in retail advertising circulars, in-store advertising, and retailer television ads. Advertising rate cards are obtained from the retailers and provide evidence of the pricing for the advertisements. These advertising rate cards assist the Registrant in establishing the fair value of the advertising it receives. However, if the Registrant is unable to obtain the advertising rate card and/or other evidence of the fair market value of the advertising, the Registrant records the co-operative advertising cost as a reduction to equipment revenue. The Registrant’s co-operative advertising expense is a portion of its advertising expense recorded as selling, general and administrative expense disclosed in Note 2 to its December 31, 2006 financial statements.

The Registrant suggests the price at which the retailer should be selling the handsets to the end customers. The Registrant invoices the retailer at a price lower than the suggested retail price. The Registrant offers price protection to all of its retailers. If the Registrant decides to reduce the suggested retail price in order to be more competitive, reduce the Registrant’s handset inventory, or attract new customers, the Registrant will reimburse the retailers for any losses they would incur by selling the handsets they have on hand at the lower suggested retail price. Retailers are responsible for establishing the price they charge for handsets and therefore price protection is not provided in situations in which a retailer decides to lower their price to the end user customer below the suggested retail price. The Registrant records reserves against revenue at the initial sale to retailers for announced or planned price reductions. If an unplanned reduction in price is implemented, the Registrant reduces previously recorded revenue to reflect such discounts. Retailers may incur losses on the sale of the handset to the end customers; however, this does not impact the Registrant’s selling price to the retailers, as the Registrant does not guarantee their margins or set their retail selling price.

Accounting for Share-Based Awards, page F-10

45.	You state that, as a result of the deemed modification made in July 2005, all share-based awards were subject to the provisions of SFAS 123R and that there was no incremental value required to be recognized in the financial statements. Clarify whether you recognized any expense associated with these awards subsequent to the modification.

The Registrant respectfully advises the Staff that it had a deemed “upward” repricing of all of its outstanding awards as a result of a debt issuance and related return of partner capital contributions in July 2005. No adjustment to the strike price was required to be made under the relevant option plan and agreements, and none was made. Therefore, a deemed modification occurred under FAS 123R, paragraphs 51-54 (which is also consistent with issue 43 of EITF 00-23). The Company calculated the incremental fair value of this modification by comparing the fair value of the underlying equity immediately prior to the transaction and the fair value of the underlying equity immediately after the transaction, using a Black-Scholes valuation model. As a deemed “upward” repricing, no expense was recognized because decreases in value are not recorded under FAS 123R.

Note 6. Debt, page F-15

46.	We note that your third party credit agreement and related party subordinated credit agreement have provisions whereby you may be required to make mandatory prepayments. Considering that one of the requirements that would trigger mandatory prepayments is the generation of excess cash flows, tell us why you believe that this debt should be classified as a non-current liability in your balance sheet.

The Registrant respectfully advises the Staff that the Registrant has classified debt balances in its balance sheet in accordance with their contractual terms. This is consistent with FAS No. 78, “Classification of Obligations that are Callable by the Creditor.” As there is no amount contractually due to be paid under the facilities within one year as of the date of the balance sheet, the Registrant believes that long-term classification is appropriate. The Registrant does not believe that it would be appropriate to use a forecast of future excess cash flows to determine a current liability classification for mandatory prepayments prior to the generation of such excess cash flow. This approach is consistent with the approach to covenant defaults in EITF 86-30, “Classification of Obligations When a Violation Is Waived by the Creditor.” In EITF 86-30 Scenario 2, where a borrower meets the current covenant requirement at the balance sheet date and it is probable that the borrower will fail to meet the same covenant requirement at a compliance date three months subsequent to the balance sheet date, the EITF concluded that the debt in question should be classified as non-current.

The Registrant respectfully advises the Staff that if it anticipated making mandatory prepayments under its credit facilities within the next year, it would include the appropriate disclosure describing the anticipated impact on its liquidity and working capital.

Note 7. Members’ Capital, page F-17

47.	We note that you issued equity units to a member in 2005 and 2006 for royalties earned in 2004, 2005 and 2006. Based on your disclosure at pages 62 and 64, it appears that you recorded these issuances as reductions to net equipment revenue. Describe for us in more detail the nature of these transactions and your basis for your accounting treatment.

The Registrant respectfully advises the Staff that in accordance with the terms of its limited liability company agreement, Virgin Mobile USA, LLC was required to issue Class C Units to one of its minority interest holders, based upon that interest holder’s achievement of certain specified handset sales targets through the interest holder’s retail channels within 36 months of Virgin Mobile USA, LLC’s launch. The interest holder achieved the first sales target in March 2004, the second in December 2004, and a third in December 2005. Class C Units earned by such minority interest holder were recorded upon achievement of each of the sales targets.

The Registrant accounted for these incentives based upon the guidance in EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which requires sales incentives provided by a vendor to a customer to be accounted for as a reduction of revenue unless the vendor receives an identifiable benefit in exchange for the consideration and the fair value of the benefit identified can be reasonably estimated. Since neither of these conditions was met, the Registrant classified the incentives as a reduction of revenue.

Since the incentive paid to the minority interest holder represented equity consideration, the Registrant also applied the guidance in EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” measuring the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

•	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”) ; or

•	The date at which the counterparty’s performance is complete.

The Registrant recorded revenue reductions based upon the estimated fair value at the time the performance commitment was attained.

Note 8. Share-Based Awards, page F-18

48.	We note that you refer to an independent valuation. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert in your Form S-1. If you decide to delete your reference to the third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply.

The Registrant has removed the reference to a third party valuation on page F-18 in response to the Staff’s comment. In addition, the Registrant has included disclosure to explain the methods and assumptions used to determine the valuation on page 63 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

49.	Please revise your stock option footnote to disclose the following information for share-based instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•

for each grant date, the number of options or other instrument granted, the exercise price, the fair value of the member units, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

•	whether the valuation used to determine the fair value of the member units was contemporaneous or retrospective; and

•	if the valuation specialist was a related party, a statement indicating that fact.

For grant dates during the one year period preceding the most recent balance sheet date and through the date of your response, provide us with the following information. In addition, if you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please revise MD&A to disclose the following:

•	for each option grant date (not aggregated by month or quarter), tell us the exercise price, the fair value of the member units, and the fair value of the option;

•

for outstanding stock appreciation awards, the fair values of the member units, as determined for purposes of valuing these awards during the year ended December 2006 and the subsequent interim period;

•	a discussion of the significant factors, assumptions, and methodologies used in determining fair value;

•

a discussion of each significant factor contributing to the difference between the fair value of the member units as of the date of each grant for the options or valuation date for the stock appreciation rights and the estimated IPO price of the common stock of Virgin Mobile USA, Inc.; and

•	the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

The Registrant has made disclosures on pages F-31 and F-32 in response to the Staff’s comments. The Registrant respectfully advises the Staff that the Registrant utilizes the methodology outlined on page 63 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to determine the fair market value of its member units. The Registrant utilizes these valuations for its share-based award programs. In addition, the Registrant has revised its disclosure on page 63 to provide further detail regarding its valuation methodology.

The Registrant determined the fair market value of its units as of December 31, 2005, June 30, 2006 and December 31, 2006. The valuations were not updated for issuances of SAR Awards in June, August and December 2006, as the Registrant did not believe that the difference in fair value for the issuance of these SAR Awards was material. If the mid-point between the valuations had been used to value the SAR Awards, the potential impact would have been a credit to compensation expense of approximately $(47,000) through March 31, 2007, which is not material to the Registrant.

In addition, the Registrant respectfully advises the Staff that the Registrant had two option grant dates in 2006, as described in the table below:

	Option Awards
Grant Date	Number of Awards Granted	Original Exercise Price Per Option	Fair Value Per Member Unit	Original Option Fair Value	Modified Exercise Price	Incremental Fair Value Per Option	Modified Fair Value Per Option
January 3, 2006	58	$10,870	$7,623	$3,397	$7,449	$727	$4,124
March 17, 2006	358	$7,623	$7,623	$4,100	$7,449	$44	$4,144

As disclosed in Note 8 to the Registrant’s annual financial statements, options granted on these dates were modified in June 2006, to adjust the exercise price to $7,449 per unit, the fair market value at the time of modification. Therefore, the original, incremental and modified fair values per unit are presented above. No options have been granted since March 17, 2006.

As with the Registrant’s SAR Awards noted above, the Registrant did not update the fair market value of its units at the time it modified its option awards in June 2006, as disclosed in Note 8 to the Registrant’s annual financial statements. If the mid-point between the valuations had been used to determine the adjusted exercise price and incremental value, the potential impact would have been a credit to compensation expense of approximately $(71,000), which is not material to the Registrant.

The Registrant utilized the following fair market values of its member units for purposes of valuing all share-based awards during the year ended December 31, 2006 and the quarter ended March 31, 2007:

December 31, 2005	$7,449

June 30, 2006	$8,513

December 31, 2006	$10,380

March 31, 2007	$11,877

The significant factors, assumptions and methodologies used by the Registrant determine the fair values of its share-based awards are discussed in Note 2 – Significant Accounting Estimates – Accounting for Share-Based Awards, to the Registrant’s annual financial statements.

To date, the Registrant has utilized the income approach and the market approach to determine the fair market value of its units. The income approach is an estimate of the present value of the projected future cash flows that the Registrant is expected to generate. In applying the income approach, the Registrant:

•	Projected five years of discrete future cash flows;

•	Discounted these projected future cash flows to a present value at an appropriate cost of capital, using the Capital Asset Pricing Model, that reflects the degree of risks inherent in the business;

•

Estimated the terminal value of projected cash flows subsequent to the discrete future cash projection period using Gordon Growth, an EBITDA multiple, and an EBIT multiple, taking an average of those factors;

•	Estimated the enterprise value of the Registrant by combining the present values of the terminal value with the five years of discrete future cash flows;

•	Adjusted the estimated enterprise value of the Registrant by adding any cash balance and subtracting outstanding debt to arrive at an estimate for the equity value of the Registrant;

•	Applied appropriate valuation discounts to account for lack of control and lack of marketability; and

•	Estimated equity value on a minority, non-marketable basis.

The market approach is based upon a comparison of the Registrant to select publicly traded companies. In applying the market approach, the Registrant:

•	Identified publicly traded companies which are comparable to the Registrant;

•	Analyzed publicly available financial information and calculate the market value of invested capital to EBITDA and EBIT valuation multiples for each of the comparable companies;

•	Estimated the enterprise value of the Registrant by applying the market multiples to its appropriate projected financial parameters and computing an average of the results;

•	Estimated the equity value of the Registrant by adjusting for cash and debt balances;

•	Applied appropriate valuation discount to account for lack of marketability; and

•	Estimated equity value on a minority, non-marketable basis.

The Registrant then applied equal weighting to the income and market approaches to determine the fair market value of the units. The projections used in connection with these valuation approaches were based on the Registrant’s expected operating performance over the forecast period.

There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuation would have been different.

The Registrant respectfully advises the Staff that it expects the IPO price range of its shares to exceed the estimated fair value of its member units as of the date of its last Plan of Record (March 31, 2007) because:

•	the IPO price will not include the discounts for minority and illiquid positions (such discounts having been taken into account in the estimation);

•

the underwriters will base their then-current forecast or outlook upon numbers which may be different than those numbers which were available to the Registrant as of the Registrant’s last Plan of Record; and

•	the underwriters will make use of a larger peer group, for purposes of benchmark comparison, than was used in the Registrant’s evaluation.

In addition, the Registrant is unable to predict if its share price will be materially impacted by prevalent market conditions at the time of pricing.

50.	Please describe for us in more detail the modifications you made in June 2006 to all option awards granted prior to January 1, 2006. Clarify the modified terms, whereby the option holders could engage in a cashless exercise and you could have been required to make cash payouts subject to the attainment of certain performance goals. Tell us how you applied the guidance in SFAS 123R in determining how to account for these modifications.

The Registrant respectfully advises the Staff that in June 2006, the Registrant amended options granted prior to January 1, 2005 to provide current employees with the potential opportunity to engage in a cashless exercise of up to 50% of their vested options during July-August 2007, subject to the employees’ continued employment through July 2007 and subject to the Registrant achieving certain operating and free cash flow targets for 2006. The Registrant did not achieve the requisite performance targets, and the option liquidity facility contemplated pursuant to the June 2006 amendments (the “2007 Liquidity Facility”) was not available to participants. Any payment that would have become probable under the 2007 Liquidity Facility would have been recorded as a liability, through compensation expense, over the new service period. If payment had then not occurred because the performance conditions were not met, any previously recognized compensation cost would have been reversed. As noted above and in Note 8 of the Registrant’s annual financial statements, performance conditions for the 2007 Liquidity Facility were not attained in 2006, and at no point did it appear probable that the conditions would be attained. Therefore, in accordance with SFAS 123R paragraph 44, no compensation charges were recorded for the 2007 Liquidity Facility during 2006.

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Please call me (212-455-2948) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman